Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-228029

Prospectus Supplement No. 3

to Prospectus dated March 4, 2019

Tidewater Inc.

3,434,934 Shares of Common Stock

Issuable upon the Exercise of Outstanding GLF Warrants

This Prospectus Supplement No. 3 (the “prospectus supplement”) updates, amends and supplements the prospectus dated March 4, 2019 (the “Prospectus”), as amended and supplemented by the Prospectus Supplement No. 1 dated May 10, 2019 and the Prospectus Supplement No. 2 dated August 13, 2019, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-228029), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates, amends and supplements the information included in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 4, 2019, which is set forth below.

This prospectus supplement is not complete without the Prospectus, as amended and supplemented. This prospectus supplement should be read in conjunction with the Prospectus, as amended and supplemented, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments and supplements thereto. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock is listed on the NYSE under the symbol “TDW.” On September 4, 2019, the last reported closing sale price of our Common Stock on the NYSE was $15.52.

Holding shares of our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus and “Risk Factors” in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 4, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2019

TIDEWATER INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-6311	72-0487776
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6002 Rogerdale Road, Suite 600 Houston, Texas		77072
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (713) 470-5300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	TDW	New York Stock Exchange
Series A Warrants to purchase shares of common stock	TDW.WS.A	New York Stock Exchange
Series B Warrants to purchase shares of common stock	TDW.WS.B	New York Stock Exchange
Warrants to purchase shares of common stock	TDW.WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b), (c), (d), and (e) On September 3, 2019, Tidewater Inc. (“Tidewater”) announced that John T. Rynd, President, Chief Executive Officer, and a director of Tidewater, is retiring and resigning from all positions with Tidewater effective immediately (the “Transition Date”).

The board of directors of Tidewater (the “Board”) has appointed Quintin V. Kneen, who currently serves as Executive Vice President and Chief Financial Officer of Tidewater, to succeed Mr. Rynd as President, Chief Executive Officer, and a director of Tidewater, effective as of the Transition Date.

The Board intends to conduct a search for a new chief financial officer to succeed Mr. Kneen, who will continue to serve in that role until a successor is appointed.

Mr. Kneen, age 54, has served as Executive Vice President and Chief Financial Officer of Tidewater since immediately following Tidewater’s November 2018 business combination with GulfMark Offshore, Inc. (“GulfMark”). From June 2013 until the consummation of the business combination, Mr. Kneen served as President and Chief Executive Officer of GulfMark. Mr. Kneen first joined GulfMark in June 2008 as Vice President – Finance, was promoted to Senior Vice President – Finance and Administration in December 2008, and served as Executive Vice President and Chief Financial Officer from 2009 until his promotion to President and CEO in 2013. Prior to joining GulfMark, Mr. Kneen was Vice President – Finance & Investor Relations for Grant Prideco, Inc., serving in executive finance positions at Grant Prideco between 2003 and 2008. Earlier in his career, Mr. Kneen held executive finance positions at Azurix Corp. and was an Audit Manager with the Houston office of Price Waterhouse LLP. He holds a Master of Business Administration from Rice University and a Bachelor of Business Administration in Accounting from Texas A&M University, and is a Certified Public Accountant and a Chartered Financial Analyst.

In connection with this appointment, the compensation committee of the Board has approved the following adjustments to Mr. Kneen’s compensation arrangements, each effective as of the Transition Date: (1) an increase in annual base salary to $500,000, (2) an increase in his target short-term incentive opportunity to 100% of base salary, and (3) an increase in the severance multiple that would apply to him upon certain actual or constructive terminations within a two-year protected period following a change of control (as defined in Tidewater’s standard change of control agreement) to two times annual base salary plus target bonus. These changes will be memorialized in amendments (the “Amendments”) to Mr. Kneen’s existing employment agreement or change of control agreement, as applicable, each of which has been previously filed with the SEC. The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendments, which Tidewater expects to file as exhibits to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

With respect to Mr. Rynd, as a result of his departure, he will be entitled to receive certain previously-disclosed payments and benefits due to him upon a termination of employment without cause under his employment agreement dated February 15, 2018, a copy of which has been previously filed with the SEC (the “Rynd Agreement”). The Rynd Agreement also requires Mr. Rynd to comply with certain restrictive covenants following his termination of employment, including an agreement to not disclose confidential information and, for a two-year period following the Transition Date, non-competition and non-solicitation agreements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is furnished with this Form 8-K:

Exhibit Number	Description

99.1	Press Release dated September 3, 2019

EX-104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Date: September 4, 2019	By:	/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

TIDEWATER APPOINTS QUINTIN KNEEN AS PRESIDENT, CEO, AND DIRECTOR

HOUSTON // September 3, 2019 – Tidewater Inc. (NYSE: TDW) (“Tidewater”) announced that the board of directors of Tidewater (the “Board”) has appointed Quintin V. Kneen as President, Chief Executive Officer, and director of Tidewater, effective immediately. John T. Rynd is retiring as President, Chief Executive Officer, and director of Tidewater.

Mr. Kneen, who has served as Executive Vice President and Chief Financial Officer of Tidewater since Tidewater’s November 2018 business combination with GulfMark Offshore, Inc. (“GulfMark”), was President, Chief Executive Officer, and a director of GulfMark prior to the business combination.

Mr. Kneen will also continue to serve as the Company’s Chief Financial Officer until a successor is appointed to that position.

Tidewater’s Chairman of the Board, Thomas R. Bates, Jr., commented, “We appreciate John’s many contributions during his tenure with Tidewater. He oversaw a successful merger with GulfMark that has positioned Tidewater to be the leader in the offshore service vessel industry while maintaining its unmatched financial strength and stability. We wish John all the best in his future plans.”

Mr. Bates continued, “Quintin is well qualified to lead Tidewater, having led GulfMark through both a successful reorganization and its combination with Tidewater. Following our combination, in his role as CFO, he has been focused on the financial integration of the two organizations and achieving the cost and operational synergies of that combination. The Board is confident that Quintin will do an excellent job as Tidewater continues to navigate its way through an industry still seeking a fulsome recovery.”

Mr. Kneen remarked, “I am proud to assume the leadership of this great company. Last year’s business combination created opportunities to realize synergies and strategic advantages. We will maximize the impact of these attributes and pursue additional opportunities to enhance our strategic position and capitalize on our large scale of operations. I am committed to continuing our outstanding safety record, maintaining our operational excellence and creating a business that is capital disciplined and dedicated to maximizing cash flow regardless of industry conditions. Tidewater’s scale of operations and its strong balance sheet place it in an excellent position to achieve these objectives and to deliver superior returns to our stockholders.”

About Tidewater

Tidewater owns and operates the largest fleet of Offshore Support Vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide.

Contacts:

Tidewater Inc.

Matthew A. Mancheski, Vice President, Investor Relations and Corporate Development

+1-713-470-5294

Tidewater Inc.| 6002 Rogerdale Rd., Suite 600 | Houston, Texas | 77072 USA

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater notes that certain statements set forth in this presentation provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and may involve numerous risks and uncertainties that may cause Tidewater’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater include, without limitation the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, as well as other information contained in Tidewater’s form 10-Ks and 10-Qs.

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